UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EGPI FIRECREEK, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

268487204
 (CUSIP Number)

Douglas Leighton
c/o Dutchess Private Equities Fund Ltd.
50 Commonwealth Avenue, #2
Boston, MA 02116
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13(d)-1(g) ☐.

SCHEDULE 13D

CUSIP No. 268487204

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Dutchess Private Equities Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER

		1,180,854 shares of Common Stock
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		1,180,854 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,180,854 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20% (based on 5,904,268 shares outstanding)
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 268487204

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Douglas Leighton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		1,180,854 shares of Common Stock
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		1,180,854 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,180,854 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20% (based on 5,904,268 shares outstanding)
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 268487204

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Michael Novielli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		1,180,854 shares of Common Stock
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		1,180,854 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,180,854 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20% (based on 5,904,268 shares outstanding)
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 268487204

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Theodore Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		1,180,854 shares of Common Stock
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		1,180,854 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,180,854 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20% (based on 5,904,268 shares outstanding)
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 268487204

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Douglas D’Agata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		1,180,854 shares of Common Stock
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		1,180,854 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,180,854 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20% (based on 5,904,268 shares outstanding)
14	TYPE OF REPORTING PERSON

IN

Item 1.	Security and Issuer.

This Statement relates to the common stock, $.001 par value per share, of EGPI Firecreeek, Inc., a Nevada corporation (the “Issuer” or “Company”), with its principal executive offices at 6564 Smoke Tree Lane, Scottsdale, AZ 85253.

Item 2.	Identity and Background.

This Statement is being filed by Dutchess Private Equities Fund, Ltd. (“DPEF”), Douglas Leighton (“Leighton”), Michael Novielli (“Novielli”) Theodore Smith (“Smith”) and Douglas D’Agata (“D’Agata”, together with DPEF, Leighton, Novielli, and Smith, “Dutchess”) each with a business address of 50 Commonwealth Avenue, Suite #2, Boston, MA 02116.  Messrs. Leighton and Novielli are the Directors of DPEF and Messrs. Smith and D’Agata are the Director of Corporate Finance and Director of Research, respectively, of Dutchess. During the last five years neither DPEF, Leighton, Novielli, Smith nor D’Agata  have (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Messrs. Leighton, Novielli, Smith and D’Agata are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

All purchases of common stock of EGPI Firecreek, Inc. were made using working capital.  As of the Date of Event which required the filing of this Statement, Dutchess used approximately $2,100,000 of its working capital to purchase 903,213,667 shares of common stock of EGPI Firecreek, Inc. and as an inducement for its past investments. No other funds or other consideration were used in making such purchases. In addition to the Common Stock described herein, Dutchess owns a promissory note in the principal face amount of $47,564.78 bearing interest at 12% per annum with the full amount of principal and interest due on or before May 18, 2008.

Item 4.	Purpose of Transaction

Dutchess sold beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes.

Item 5.	Interest in Securities of the Company.

As of the Date of the Event which required the filing of this Statement, December 3, 2008, DPEF owned 1,180,854 shares of EGPI Firecreek, Inc., common stock.  The EGPI Firecreek securities owned by Dutchess as of December 3, 2008 represented approximately 20% of the issued and outstanding shares of EGPI Firecreek common stock.  As of December 3, 2008, Leighton and Novielli had shared voting and dispositive power of each of the 1,180,854 shares of EGPI Firecreek common stock beneficially owned by Dutchess.  Except as described herein and as previously disclosed in EGPI Firecreek’s United States Securities and Exchange Commission filings, in the sixty days prior to December 3, 2008, the Date of the Event requiring the filing of this Statement, Dutchess did not engage in any transactions involving EGPI Firecreek common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Identification of entities which acquired the shares which are the subject of this report on Schedule 13D

Exhibit B	Joint Filing Agreement dated December 8, 2008 among Dutchess Private Equities Fund, Ltd., Douglas Leighton, Michael Novielli, Theodore Smith and Douglas D’Agata.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of December 2008

Dutchess Private Equities Fund, Ltd.

By:	/s/ Douglas Leighton
Douglas Leighton, Director

Dutchess Private Equities Fund, Ltd.

By:	/s/ Michael Novielli
Michael Novielli, Director

/s/ Michael Novielli
Michael Novielli

/s/ Douglas Leighton
Douglas Leighton

/s/ Theodore Smith
Theodore Smith

/s/ Douglas D’Agata
Douglas D’Agata

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A	Identification of entities which acquired the shares which are the subject of this Schedule 13D.

Exhibit B	Joint Filing Agreement among Dutchess Private Equities Fund, Ltd., Douglas Leighton, Michael Novielli, Theodore Smith and Douglas D’Agata.

Exhibit A

Identification of entities which  acquired the shares which are the subject of this report on Schedule 13D.

Dutchess Private Equities Fund, Ltd. is a corporation formed under the laws of the Cayman Islands.  Douglas Leighton and Michael Novielli are the Directors of Dutchess Private Equities Fund, Ltd. and Messrs. Smith and D’Agata are the Director of Corporate Finance and Director of Research, respectively, of Dutchess Private Equities Fund, Ltd.

Dutchess Private Equities Fund, Ltd.

By:	/s/ Douglas Leighton
Douglas Leighton, Director

Dutchess Private Equities Fund, Ltd.

By:	/s/ Michael Novielli
Michael Novielli, Director

/s/ Michael Novielli
Michael Novielli

/s/ Douglas Leighton
Douglas Leighton

/s/ Theodore Smith
Theodore Smith

/s/ Douglas D’Agata
Douglas D’Agata

Exhibit B

JOINT FILING AGREEMENT

The  undersigned  hereby agree that the  Statement on Schedule  13D,  dated December 8, 2008 with  respect to the shares of the common stock of EGPI Firecreek, Inc. and any further amendments  thereto  executed by each and any of us shall be filed on behalf of each of us  pursuant to and in  accordance  with the provisions of Rule  13d-1(k)(1)  under the  Securities  Exchange Act of 1934, as amended.

This  Agreement  may be executed in  separate  counterparts,  each of which shall be deemed an original,  but all of which shall constitute one and the same instrument.

Dated: December 8, 2008

Dutchess Private Equities Fund, Ltd.

By:	/s/ Douglas Leighton
Douglas Leighton, Director

Dutchess Private Equities Fund, Ltd.

By:	/s/ Michael Novielli
Michael Novielli, Director

/s/ Michael Novielli
Michael Novielli

/s/ Douglas Leighton
Douglas Leighton

/s/ Theodore Smith
Theodore Smith

/s/ Douglas D’Agata
Douglas D’Agata